Up & Down... Mostly Up

January 3, 2011

Dear Shareholders,

For the stock market, the month of December had one of its strongest showings in over a decade; validating the Wall Street legend of a Santa Claus rally. It also helped solidify our early 2010 prediction that the year would yield double digit returns with the bulk of returns happening in the second half of 2010. The Elite Growth & Income Fund was up 14.5% for the year which was right in the middle of the two most popular indices the Dow Jones, up 14.1%, and the S&P 500 up 15.1%.

2011

Wall Street cliche # 124: "The trend is your friend." Economic, political, and market trends are moving in the right direction. In the long run the ultimate driver of the stock market is the economy and corporate profits. Both trends have made slow, but steady progress. Every politician and economist knows the solution to our stagnant economy is jobs, jobs, and more jobs. We are encouraged that even the job market is improving as the number of new unemployment claims has been declining for the past six months.
So, for 2011, we anticipate that the economic trends will continue to improve. It is also encouraging to see that the political scene in Washington D.C. has been thawing. I admit to being a political skeptic, so we will just keep our fingers crossed to see if our elected officials can make the difficult decisions that are needed to move our country forward.
Although the stock market has had a good two year run. there is room for additional appreciation. I see 2011 unfolding similarly to 2010 in that most of the gains will be in the second half of the year. We are also of the opinion that when we get to the end of 2011, stocks will have done better than bonds. This is an important point in determining your split, or asset allocation, between stocks and bonds for your portfolios.

Interest Rates/Income Fund

Little has changed since our November letter as interest rates have continued to creep up, resulting in a minor decline for bond prices. As a result, the Income Fund has declined slightly from its high. For the year, the Elite Income Fund was up 6.7% compared to the Lipper Short Term and Intermediate Term bond indices which were up 4.5% and 8.3% respectively. When we started 2010, money market funds and bond CD rates were all below 1% so I'm pleased with our 6.7% return as we try to maintain a bond portfolio of high quality bonds with shorter than average maturities. For 2011, the bond market and interest rates will once again be at the mercy of Government policy. We believe they (Government) will continue to try to keep interest rates low in order to prevent a spike in interest rates that would cut short an economic recovery.

As always, feel free to call if you have any questions or concerns.

Warm Regards,

Dick McCormick

NAV Value as of 12/31/10
Elite Income Fund - $10.47
Growth & Income - $15.32